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                 U.S. SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549


                               FORM 12b-25


NOTIFICATION OF LATE FILING   SEC File Number 0-19260
                    CUSIP Number 7601102 10 2

[ X ] Form 10-K and Form 10-KSB [ ] Form 20F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

  For Period Ended September 30, 1998
  [  ] Transition Report on Form 10-K
  [  ] Transition Report on Form 20-F
  [  ] Transition Report on Form 11-K
  [  ] Transition Report on Form 10-Q
  [  ] Transition Report on Form N-SA

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I--Registration Information

Full Name of Registrant  Rentech, Inc.
Former Name if Applicable:       Not applicable.
               1331 17th Street, Suite 720
               Address of Principal Office
               Denver, Colorado 80202
               City, State and Zip Code

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. /X/

   (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date, /X/ and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III--Narrative

State below in reasonable detail why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report thereof could not be filed within the prescribed period.

   Compliance with Statement of Financial Accounting Standards No. 123 requires preparing models for the evaluation of stock options, which must still be resolved.


Part IV--Other Information.

   (1) Name and telephone number of person to contact in regard to this notification

James P. Samuels    (303) 298-8008
Name      (Area Code) (Telephone Number)

   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [ X ] Yes [  ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [ X ] Yes [  ] No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   See attached.

                Rentech, Inc.
  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                 (signature)
Date  December 29, 1998   By: /s/ James P. Samuels
                              -----------------------------------
               James P. Samuels, Vice President-Finance
               and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

          ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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PART IV(3) Attachment

Item 6.  Management's Discussion and Analysis or Plan of Operation

Results of Operations

For the year ended September 30, 1998 and the year ended September 30, 1997, the Company had net losses of $2,180,855 and $1,375,686, respectively. The increase of approximately 50% in loss for fiscal 1998 compared to fiscal 1997 is due to a $1,157,747 increase in general and administration costs attributable to the write-off of approximately $167,000 in doubtful accounts receivable, approximately $200,000 in salary and benefit costs associated with hiring of additional office staff and salary increases, increased public relations costs and increased legal expenses. Expenses for Okon were higher because of its longer reporting period in the full 1998 fiscal year as compared to a six and one half month period in fiscal 1997. Gross profit which is contributed totally by Okon is higher in fiscal year 1998 primarily due to the longer reporting period. Net interest costs are 55% less for the year ended September 30, 1998 as compared to the year ended September 30, 1997 primarily due to the elimination of notes payable during the year.

     During the year ended September 30, 1998, the Company recognized $1,987,586 for sales of water-based paints, sealers and coatings as compared to $1,189,536 for a six and one-half month period commencing March 20, 1997. This increase reflects the purchase of Okon in March 1997.

     During the year ended September 30, 1998, costs of sales related to the water-based paints, sealers and coatings was $944,068 as compared to $481,796 for the six and one-half month period ended September 30, 1997. This increase reflects the purchase of Okon in March 1997.

     The gross profit of $1,043,518 for the year ended September 30, 1998 is a result of increased sales of water-based paints, sealers and coatings as compared to $707,739 in fiscal 1997. The increase reflects the purchase of Okon in March 1997.

     During the year ended September 30, 1998, general and administrative expenses increased by 78% over the comparable period ended September 30, 1997. The increase is caused by approximately $365,000 in expenses associated with Okon which were not included in the prior period, increased costs related to public relations, and approximately $200,000 in expense from the hiring of additional office staff and salary increases during 1998.

     Depreciation and amortization increased 28% during the year ended September 30, 1998 compared to the year ended September 30, 1997. This is primarily due to the longer period during which Okon's depreciation of equipment and amortization of goodwill were recorded. Okon was acquired in March 1997.

     Loss from operations for the year ended September 30, 1998 increased by $909,035 to a loss of $1,986,818 compared to a loss of $1,077,783 for the year ended September 30, 1997. The increased loss is primarily due to increases in general and administrative expenses and depreciation and amortization. This increase is partially offset by an increase in operating profit contributed by Okon, which was acquired in March 1997, reflecting a full year for 1998 as compared to six and one-half months for 1997.

     Interest expense decreased by approximately $168,000 during the twelve months ended September 30, 1998 compared to the year ended September 30, 1997 due to the elimination of $1,250,500 in debt.